Pernod Ricard

82-3361

SUPPL

RECEIVED JUL 26 2005 213

DF/Lettres2005/264.2005

05010074

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549
USA

27th of June 2005

For the attention of Mrs Felicia KUNG

Subject: Exemption Request for ADR's under Rule 12 g3-2 (b)

Dear Mrs Kung,

You will find, here enclosed, press-release concerning our Company and delivered to the French Market, today.

Wishing you a good receipt of those documents,

Yours sincerely,

Antoine PERNOD

PROCESSED
AUG 01 2005
THOMSON FINANCIAL

Pernod Ricard

PRESS RELEASE

Pernod Ricard receives European Commission approval for proposed acquisition of Allied Domecq PLC

Paris, 24 June 2005 – Pernod Ricard is pleased to note that the European Commission has granted clearance of its acquisition of Allied Domecq PLC.
The clearance has been granted subject to certain undertakings by Pernod Ricard, including the implementation of its Framework Agreement with Fortune Brands, Inc. and the sale of the Glen Grant, Old Smuggler and Braemar Scotch whisky brands as well as the 1920 and CR&F Portuguese brandies.

As announced on 21st April, Pernod Ricard has made a recommended offer to acquire Allied Domecq PLC and would thereby acquire several brands which enjoy world- or regional-wide reputations. The Group's portfolio would be enhanced with the addition of brands such as Ballantines whisky, Beefeater Gin, Malibu and Kalhua liqueurs, and Mumm and Perrier Jouet Champagnes.

«*This clearance is an important step in this transaction*» said Patrick Ricard, Chairman and CEO of group Pernod Ricard. «*The transaction offers us exciting opportunities and will position Pernod Ricard firmly as the number two in the worldwide spirits business and number four in wines.*»

The acquisition remains subject to the approval of anti-trust authorities in the USA and Canada as well as subject to the approval of both Pernod Ricard and Allied Domecq shareholders.

For more information, please contact:

Francisco de la VEGA, Communications VP, Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP, Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager, Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com